

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Corrado De Gasperis
Chief Executive Officer
Comstock Mining Inc.
117 American Flat Road
Virginia City, NV 89440

      Re: Comstock Mining Inc.
          Registration Statement on Form S-3
          Filed March 29, 2022
          File No. 333-263930

Dear Mr. De Gasperis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Clyde Tinnen, Esq.